TABLE OF CONTENTS

ATLANTIC DATA SERVICES, INC.
One Batterymarch Park
Quincy, MA 02169

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JULY 25, 2002

To the Stockholders of Atlantic Data Services, Inc.:

Notice is hereby given that the Annual Meeting of Stockholders of Atlantic Data Services, Inc., a Massachusetts corporation (the "Company"), will be held at 8:30 a.m., local time, on Thursday, July 25, 2002, at the Boston College Club, 100 Federal Street, Boston, Massachusetts, to consider and act upon the following proposals:

1. To elect two directors to Class I of the Company's Board of Directors, each to serve for a term of three years or until his successor is elected and qualified.

2. To ratify the selection of the firm of PricewaterhouseCoopers LLP, independent public accountants, as auditors for the fiscal year ending March 31, 2003.

3. To transact such other business as may properly come before the meeting or any postponements or adjournments thereof.

Only stockholders of record at the close of business on June 19, 2002 are entitled to notice of and to vote at the meeting.

All stockholders are cordially invited to attend the meeting in person. To ensure your representation at the meeting, however, you are urged to mark, sign, date and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope, whether or not you plan to attend the meeting in person. You may revoke your proxy in the manner described in the accompanying Proxy Statement at any time before it has been voted at the Annual Meeting. Any stockholder attending the Annual Meeting may vote in person even if he or she has returned a proxy.

By Order of the Board of Directors,

Paul K. McGrath
Clerk

Quincy, Massachusetts
June 26, 2002

ATLANTIC DATA SERVICES, INC.
One Batterymarch Park
Quincy, MA 02169

PROXY STATEMENT

June 26, 2002

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of Atlantic Data Services, Inc., a Massachusetts corporation (the "Company"), for use at the Annual Meeting of the Company's Stockholders to be held on Thursday, July 25, 2002 (the "Annual Meeting") at 8:30 a.m., local time, at the Boston College Club, 100 Federal Street, Boston, Massachusetts, or at any adjournments thereof. The Company's Annual Report, which includes financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 31, 2002, is being mailed together with this Proxy Statement to all stockholders entitled to vote at the Annual Meeting. This Proxy Statement and form of proxy will be mailed to stockholders on or about June 26, 2002.

Only stockholders of record at the close of business on June 19, 2002 (the "Record Date") will be entitled to notice of, and to vote at, the Annual Meeting or an adjournment thereof. As of the Record Date, an aggregate of 13,039,123 shares of Common Stock, $.01 par value per share (the "Common Stock"), of the Company were issued and outstanding. The holders of Common Stock are entitled to one vote per share on any proposal presented at the Annual Meeting. Stockholders may vote in person or by proxy. Execution of a proxy will not in any way affect a stockholder's right to attend the Annual Meeting and vote in person. Any proxy may be revoked by the person giving it at any time before its exercise by (1) filing with the Clerk of the Company, before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy, (2) duly executing a later dated proxy relating to the same shares and delivering it to the Clerk of the Company before the taking of the vote at the Annual Meeting, or (3) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation should be sent so as to be delivered to Atlantic Data Services, Inc., One Batterymarch Park, Quincy, MA 02169, Attention: Clerk, at or before the taking of the vote at the Annual Meeting.

The representation in person or by proxy of at least a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting is necessary to establish a quorum for the transaction of business at the Annual Meeting. Votes withheld from any nominee for director, abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum. A "non-vote" occurs when a broker holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

In the election of Class I Directors, the two nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to vote at the Annual Meeting shall be elected as Class I Directors. On all other matters being submitted to stockholders, the affirmative vote of a majority of shares present, in person or represented by proxy, and voting on each such matter is required for approval. An automated system administered by the Company's transfer agent tabulates the votes. The vote on each matter submitted to stockholders is tabulated separately. Abstentions are included in the number of shares present or represented and voting on each matter. Broker "non-votes" are not considered voted for the particular matter and have the effect of reducing the number of affirmative votes required to achieve a majority for such matter by reducing the total number of shares from which the majority is calculated.

The persons named as attorneys-in-fact in the proxies were selected by the Board of Directors and are officers and/or directors of the Company. All properly executed proxies returned in time to be counted at the Annual Meeting will be voted. Any stockholder giving a proxy has the right to withhold authority to vote for any individual nominee to the Board of Directors by writing that nominee's name in the space provided on the proxy. In addition to the election of two Class I Directors, the stockholders will consider and vote upon a proposal to ratify the selection of auditors, as further described in this Proxy Statement. **All shares represented by proxies will be voted in accordance with the stockholders' instructions, and if no choice is specified, the shares represented by proxies will be voted in favor of the matters set forth in the accompanying Notice of Annual Meeting.**

The Board of Directors knows of no other matter to be presented at the Annual Meeting. If any other matter should be presented at the meeting upon which a vote may properly be taken, shares represented by all proxies received by the Board of Directors will be voted with respect thereto in accordance with the judgment of the persons named as attorneys in the proxies.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of the Record Date: (i) the name of each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) the name of each director or nominee for director of the Company; (iii) the name of each executive officer of the Company named in the Summary Compensation Table set forth below; and (iv) the number of shares beneficially owned by each such person and all directors, nominees for director and executive officers of the Company as a group and the percentage of the outstanding shares represented thereby.

Name and Address of Beneficial Owner (1)	Amount and Nature of Ownership(2)	Percent of Class(3)
Principal Stockholders:		
General Atlantic Partners, LLC (4)	3,125,080	24.0%
c/o General Atlantic Service Corporation, 3 Pickwick Plaza, Greenwich, CT 06830		
Named Officers:		
Robert W. Howe (5)	2,086,740	16.0
William H. Gallagher (6)	2,161,740	16.6
Paul K. McGrath (7)	150,000	1.2
Peter A. Cahill (8)	469,000	3.6
Erik Golz (9)	42,000	*
Directors:		
David C. Hodgson (4)(10)	3,130,080	24.0
Lee M. Kennedy (10)(11)	1,005,000	7.7
George F. Raymond (10)(12)	47,000	*
Richard D. Driscoll (10)	25,000	*
All directors and executive officers as a group (10 persons)(13)	9,218,560	70.7

---

*   Less than one percent of the outstanding Common Stock.

(1)   Unless otherwise indicated, the address for each beneficial owner is c/o Atlantic Data Services, Inc., One Batterymarch Park, Quincy, MA 02169.

(2)   The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted in the footnotes below.

(3)   Applicable percentage ownership as of the Record Date is based upon 13,039,123 shares of Common Stock outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "Commission") and includes voting and investment power with respect to shares. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days after the Record Date ("presently exercisable stock options") are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.

(4)   Consists of 3,104,080 shares of Common Stock owned by General Atlantic Partners II, L.P. ("GAP II") and 21,000 shares of Common Stock owned by GAP Coinvestment Partners, L.P. ("GAPCO"). The general partner of GAP II is General Atlantic Partners, LLC ("GAP LLC"), and the managing members of GAP LLC are also the general partners of GAPCO. David C. Hodgson is a managing member of GAP LLC and a general partner of GAPCO. GAP II, GAP LLC and GAPCO are a "group" within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. Mr. Hodgson disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of GAP II, GAP LLC, GAPCO and Mr. Hodgson is c/o General Atlantic Service Corporation, 3 Pickwick Plaza, Greenwich, Connecticut 06830.

(5)   Includes 147,330 shares held by the Howe Family Limited Partnership (the "Howe FLP"). Mr. Howe disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein, which interest is a 1% general partnership interest. Also includes an additional 174,677 shares (the "Howe GRAT Shares") held of record by the Robert W. Howe 2001 Grantor Retained Annuity Trust, of which Mr. Howe is the Trustee.

(6)   Includes 223,860 shares held by the Gallagher Family Limited Partnership. Mr. Gallagher disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest therein, which interest is a 1% general partnership interest. Also includes an additional 216,281 shares (the "Gallagher GRAT Shares") held of record by the William H. Gallagher 2001 Grantor Retained Annuity Trust, of which Mr. Gallagher is the Trustee.

(7)   Includes 120,000 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the Company's Amended and Restated 1997 Incentive Stock Option Plan (the "1997 Plan").

(8)   Includes 193,000 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the Company's Amended and Restated 1992 Incentive Stock Option Plan and 80,000 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the 1997 Plan. Also includes 100,000 shares held by the Peter and Andrea Cahill Family Limited Partnership. Mr. Cahill has shared voting and investment power with his spouse with respect to such shares. Mr. Cahill disclaims beneficial ownership of such shares except to the extent of his proportionate pecuniary interest therein, which interest is a 1% general partnership interest held by each of Mr. Cahill and his spouse.

(9)   Includes 40,000 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the 1997 Plan.

(10)   Includes 5,000 shares of Common Stock issuable upon exercise of presently exercisable stock options granted pursuant to the 1997 Plan.

(11)   Does not include 20,000 shares held by Mary Elizabeth Kennedy and Jennifer C. Snyder, and their successors, as Trustees of the Lee M. Kennedy 1997 Irrevocable Trust f/b/o Eugene Kennedy dated November 6, 1997; 20,000 shares held by Mary Elizabeth Kennedy and Jennifer C. Snyder, and their successors, as Trustees of the Lee M. Kennedy 1997 Irrevocable Trust f/b/o Lee Michael Kennedy dated November 6, 1997; and 20,000 shares held by Mary Elizabeth Kennedy and Jennifer C. Snyder, and their successors, as Trustees of the Lee M. Kennedy 1997 Irrevocable Trust f/b/o Shaila Kennedy dated November 6, 1997.

(12)   Consists of 47,000 shares of Common Stock issuable upon exercise of presently exercisable stock options; 5,000 granted pursuant to the 1997 plan and 42,000 granted pursuant to the Company's Amended and Restated 1992 Incentive Stock Option Plan.

(13)   Includes 597,000 shares of Common Stock issuable upon exercise of presently exercisable stock options. See footnotes 7, 8, 9, 10, 11, and 12.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board of Directors is currently fixed at six members. The Company's Second Amended and Restated Articles of Organization divides the Company's Board of Directors into three classes. The members of each class of directors serve for staggered three-year terms. All directors will hold office until their successors have been duly elected and qualified or until their earlier resignation or removal.

The Board of Directors has nominated and recommended that Messrs. David C. Hodgson and Richard D. Driscoll, who are currently serving as Directors of the Company, be elected Class I Directors, to hold office until the Annual Meeting of Stockholders to be held in 2005 or until their respective successors are duly elected and qualified. Shares represented by all proxies received by the Board of Directors and not so marked as to withhold authority to vote for the nominees will be voted **FOR** the election of both nominees. The Board of Directors knows of no reason why any such nominee should be unable or, for good cause, unwilling to serve, but if such should be the case, proxies will be voted for the election of some other person or for fixing the number of directors at a lesser number.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
A VOTE "<u>FOR</u>" THE NOMINEES LISTED BELOW

Director's Name and Year Director First Became a Director	Position(s) with the Company	Term Expires at Annual Meeting Held in	Class of Director
Nominees:			
David C. Hodgson 1988	Director	2002	I
Richard D. Driscoll 1998	Director	2002	I
Continuing Directors:			
Lee M. Kennedy 1980	Director	2003	II
William H. Gallagher 1980	President, Chief Operating Officer, Assistant Clerk and Director	2003	II
George F. Raymond 1991	Director	2004	III
Robert W. Howe 1980	Chief Executive Officer and Chairman of the Board	2004	III

4

OCCUPATIONS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth for each Class I nominee to be elected at the Annual Meeting, the current Class II Directors and Class III Directors who will continue to serve as directors beyond the Annual Meeting, and the executive officers of the Company, their ages and current positions with the Company as of the date of the Annual Meeting:

Name	Age	Position
Robert W. Howe	55	Chief Executive Officer and Chairman of the Board
William H. Gallagher	54	President, Chief Operating Officer, Assistant Clerk and Director
Paul K. McGrath	56	Senior Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Clerk
Peter A. Cahill	48	Executive Vice President, Strategic Development
Erik C. Golz	41	Senior Vice President, Professional Services
Isaac H. Naar	58	Senior Vice President, People Department
David C. Hodgson (1) (2)	45	Director
Lee M. Kennedy (1)	68	Director
George F. Raymond (2)	65	Director
Richard D. Driscoll (1)	71	Director

_____

(1)   Member of Audit Committee.
(2)   Member of Compensation Committee.

Robert W. Howe has been Chief Executive Officer and Chairman of the Board of Directors of the Company since January 1994 and a Director since March 1980. From March 1980 to January 1994, Mr. Howe served as President of the Company, and he served as Treasurer of the Company from March 1980 to July 1991. Prior to forming the Company in March 1980 with Mr. Gallagher, Mr. Howe served as Executive Vice President of Savings Management Computer Corporation, a bank service bureau. Mr. Howe is also a director of Cognizant Technology Solutions and the chairman of the board of trustees of Boston College High School. Mr. Howe received his B.A. from Boston College.

William H. Gallagher has been President and Chief Operating Officer of the Company since January 1994 and a Director since March 1980. From March 1980 to January 1994, Mr. Gallagher served as Executive Vice President and Clerk of the Company. Prior to forming the Company in March 1980 with Mr. Howe, Mr. Gallagher served as Vice President of Savings Management Computer Corporation. Mr. Gallagher attended Harvard University Extension School.

Paul K. McGrath has been Senior Vice President, Finance and Administration, and Chief Financial Officer of the Company since January 1998 and Treasurer and Clerk since October 1998. Prior to joining the Company, Mr. McGrath served as Vice President, Chief Financial Officer and Treasurer of Pivotpoint, Inc., an enterprise resource planning software company, from December 1995 to January 1998. From April 1990 to January 1995, Mr. McGrath served as Vice President, Chief Financial Officer and Treasurer of Bachman Information Systems, Inc., a public software company in the computer aided software engineering industry. Mr. McGrath is a Certified Public Accountant and received his M.S. from Northeastern University and his B.A. from St. Anselm College.

Peter A. Cahill has been Executive Vice President, Strategic Development since April 2002 and he served as Executive Vice President, Business Development from October 2000 to March 2002. Prior to his transition into Business Development, Mr. Cahill served as Executive Vice President and Director of Operations of the Company from October 1995 to October 2000. From April 1992 to October 1995, Mr. Cahill served as Senior Vice President of Operations of the

Company, and from April 1989 to April 1992, Mr. Cahill served as Vice President of Operations. Mr. Cahill also served in a number of technical positions at the Company from April 1980 to April 1989. Prior to joining the Company in April 1980, Mr. Cahill served as Senior Technician at Savings Management Computer Corporation. Mr. Cahill attended Bridgewater State College.

Erik C. Golz has been Senior Vice President, Professional Services since joining the Company in May 2000. Prior to joining the Company, Mr. Golz was Executive Vice President of the Financial Services Division at Logica, a London-based international computer consultancy and systems integration company from May 1998 to April 2000. From May 1996 to May 1998, Mr. Golz was a Client Partner at AT&T Solutions. From February 1994 to April 1996, Mr. Golz was a Senior Manager with A.T. Kearney/EDS and from July 1992 to December 1994, Mr. Golz was Vice President, Business Development at First Data Corporation/The Shareholder Services Group. Mr. Golz received his B.A. in Marketing from Northeastern University.

Isaac H. Naar joined the Company in 1992 as Director of Recruiting, and has since assumed responsibility for all People Department functions. Prior to joining ADS, Mr. Naar was a Partner with an executive search and technical recruiting firm in the greater Boston area, servicing the high technology community. Mr. Naar began his career in real-time computing, where he was last the Director of Customer Engineering for MODCOMP, a designer and manufacturer of minicomputers for the scientific and process control marketplace. A graduate of Nova University, Mr. Naar earned his Bachelor of Science degree in Business Administration.

David C. Hodgson has been a director of the Company since July 1988. He is a managing member of General Atlantic Partners, LLC, a private equity investment firm that invests in information technology, media, and communications companies on a global basis, and has been with General Atlantic since 1982. Mr. Hodgson serves as a director of ProBusiness Services, Inc., a payroll and HR services outsourcing company; S1 Corporation, a provider of Internet-based financial services solutions; and Screaming Media, Inc., a developer of proprietary technology for the aggregation and distribution of digital content over the Internet. Mr. Hodgson holds an A.B. Degree from Dartmouth College and an M.B.A. Degree from Stanford University.

Lee M. Kennedy has been a director of the Company since March 1980. Mr. Kennedy served as President of Lee Kennedy Co., Inc., a general contracting company, from February 1978 until July 1995, and has served as Chairman and Chief Executive Officer since August 1995. Mr. Kennedy attended Curry College and the Boston Architectural Center.

George F. Raymond has been a director of the Company since April 1991. Mr. Raymond retired as the President and Founder of Automatic Business Centers, Inc. in 1990. Mr. Raymond is also a director of BMC Software, Inc., Emtec, Inc. and Docucorp International, Inc. Mr. Raymond received his B.A. from the University of Massachusetts.

Richard D. Driscoll has been a director of the Company since February 1998. Mr. Driscoll served as President and Chief Executive Officer of the Massachusetts Bankers Association from November 1990 to January 1997. From April 1987 to January 1990, Mr. Driscoll served as the Chairman and Chief Executive Officer of The Bank of New England, N.A. Mr. Driscoll is also a director of Hillview Investment Trust and the Massachusetts Business Development Corporation. Mr. Driscoll received his M.B.A. from Harvard Business School and his A.B. from Boston College.

Executive officers of the Company are elected on an annual basis by the Board of Directors to serve at the pleasure of the Board of Directors and until their successors have been duly elected and qualified.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors met six (6) times and acted by unanimous written consent one time during the fiscal year ended March 31, 2002. The Board of Directors has a standing Audit Committee and a standing Compensation Committee.

The Audit Committee of the Board of Directors, of which Messrs. Kennedy, Hodgson and Driscoll are currently members, is responsible for supervising the Company's independent auditors, assisting the Board of Directors in fulfilling its oversight responsibilities on matters relating to accounting, financial reporting, internal control, auditing, regulatory compliance and other matters as the Board of Directors or the Audit Committee deems appropriate. The Board of Directors has adopted a written charter with respect to the Audit Committee's roles and responsibilities. A copy of the charter was attached as Appendix A to the Company's Proxy Statement filed as of June 25, 2001. The Audit Committee met four (4) times during the year ended March 31, 2002. See "Audit Committee Report."

The Compensation Committee of the Company, which determines the compensation of the Company's senior management and administers the Company's stock plans, acted by unanimous written consent five (5) times during the fiscal year ended March 31, 2002. Messrs. Raymond and Hodgson are the current members of the Compensation Committee.

During the fiscal year ended March 31, 2002, each of the Company's directors attended at least 75% of the total number of meetings of the Board of Directors and all committees of the Board of Directors on which he served, except that Messrs. Kennedy and Raymond attended only 67% and Mr. Hodgson attended only 50% of the total number of meetings of the Board of Directors during fiscal 2002.

Audit Committee Report

This report is submitted by the Audit Committee of the Board of Directors (the "Audit Committee"), which reviewed with the Company's independent accountants, PricewaterhouseCoopers LLP (who are responsible for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles) and management of the Company the annual financial statements and independent accountants' opinion, reviewed the results of the audit of the Company's financial statements by the independent accountants, recommended the retention of the independent accountants to the Board of Directors and reviewed the Company's accounting policies and internal accounting and financial controls. The Audit Committee is currently comprised of Messrs. Kennedy, Hodgson and Driscoll, three non-employee directors of the Company; and, aside from being a director of the Company, each is otherwise independent of the Company (as independence is defined in Rule 4200(a) (15) of the listing standards of the National Association of Securities Dealers).

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Company's Annual Report on Form 10-K for the year ended March 31, 2002, with the management of the Company, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. In meetings with the Company's independent accountants, with and without management present, the Audit Committee reviewed with the independent accountants the overall scope and plans for their audit, their judgments as to the quality, not just the acceptability, of the Company's accounting principles, the results of their examinations, their evaluations of the Company's internal controls, the overall quality of the Company's financial reporting and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards.

The Audit Committee has reviewed the audited financial statements of the Company at March 31, 2002 and for each of the two prior years ended March 31, and has discussed them with both the management of the Company and the Company's independent accountants. The Audit Committee has also discussed with the independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61, "Communications with Audit Committees", as amended. The Audit Committee has received from the Company's independent accountants a formal written statement describing all relationships between the accountants and the Company that might bear on the accountants' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees", as currently in effect, and has discussed with PricewaterhouseCoopers LLP any relationships that may impact their objectivity and independence and satisfied itself as to the accountants' independence. Based on its review of the financial statements and these discussions, the Audit Committee concluded that it would be reasonable to recommend, and on that basis did recommend, to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2002 for filing with the Securities and Exchange Commission.

Respectfully Submitted by the
Audit Committee:

Lee M. Kennedy
David C. Hodgson
Richard D. Driscoll

COMPENSATION AND OTHER INFORMATION CONCERNING DIRECTORS AND OFFICERS

Executive Compensation Summary

The following table sets forth the annual and long-term compensation of the Company's Chief Executive Officer and each of the Company's four other most highly compensated executive officers (collectively, the "Named Executive Officers") for fiscal years ended March 31, 2002, 2001 and 2000.

SUMMARY COMPENSATION TABLE

| | | | | | Long-Term Compensation | |
| | | Annual Compensation(1) | | | Awards | |
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation ($)(1)	Securities Underlying Options(2) (# of Shares)	All Other Compensation ($)(3)
Robert W. Howe	2002	$350,000	$ 26,250	$91,952(4)	—	$3,697
Chief Executive Officer and	2001	350,000	61,250	87,195	—	5,250
Chairman of the Board	2000	350,000	131,250	97,634	—	4,958
William H. Gallagher	2002	350,000	26,250	91,049(4)	—	4,885
President and Chief Operating	2001	350,000	61,250	96,661	—	5,250
Officer	2000	350,000	131,250	93,586	—	4,958
Paul K. McGrath	2002	200,000	15,000	—	—	5,250
Senior Vice President, Finance	2001	200,000	35,000	—	—	5,240
and Administration, and Chief	2000	200,000	75,000	—	—	4,997
Financial Officer						
Peter A. Cahill	2002	260,000	19,500	—	—	4,875
Executive Vice President,	2001	260,000	45,500	—	—	4,812
Strategic Development	2000	260,000	97,500	—	—	4,604
Erik C. Golz	2002	200,000	15,000	—	90,000(5)	2,815
Senior Vice President,	2001	189,000	44,219	—	60,000(5)	3,905
Professional Services	2000	—	—	—	—	—

(1) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits, securities or property has been omitted for certain Named Executive Officers because such perquisites and other personal benefits, securities or property constituted in the aggregate less than the lesser of $50,000 or 10% of such persons' salary and bonus shown in the table. Bonuses are reported in the fiscal year earned, even if paid in a subsequent fiscal year.

(2) The Company did not grant any restricted stock awards or stock appreciation rights or make any long term incentive plan payouts to the Named Executive Officers during the fiscal years ended March 31, 2002, 2001 and 2000.

(3) Represents matching contributions paid by the Company on behalf of the Named Executive Officers under the Company's 401(k) Plan.

(4) The Company provides a leased vehicle and automobile insurance to Messrs. Howe and Gallagher. The total cost to the Company for the automobile lease and insurance in fiscal 2002 was $17,468 for Mr. Howe and $15,626 for Mr. Gallagher. The Company also paid $6,813 on behalf of Mr. Howe and $7,058 on behalf of Mr. Gallagher for certain financial consulting, legal and tax services provided to Messrs. Howe and Gallagher in fiscal 2002. Further, the Company paid federal taxes on behalf of Mr. Howe and Mr. Gallagher of $41,050 and $40,646, respectively, in fiscal 2002.

(5) Granted pursuant to the Company's Amended and Restated 1997 Stock Plan.

Option Grants in Last Fiscal Year

The following table sets forth certain information concerning grants of stock options pursuant to the Company's Amended and Restated 1997 Stock Plan to the Named Executive Officers during the fiscal year ended March 31, 2002.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2)	
Name	Number of Securities Underlying Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)(1)	Expiration Date	5% ($)	10% ($)
Robert W. Howe	—	—	—	—	—	—
William H. Gallagher	—	—	—	—	—	—
Paul K. McGrath	—	—	—	—	—	—
Peter A. Cahill	—	—	—	—	—	—
Erik C. Golz	90,000	21.8%	$1.7400	12/27/11	$98,485	$249,580

(1) The exercise price per share of each option was determined by the Board of Directors to be equal to the fair market value per share of Common Stock on the date of grant. These options have a term of ten years from date of grant.

(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. These assumptions are not intended to forecast future appreciation of the Company's stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock. This table does not take into account any appreciation in the price of the Common Stock since the date of grant.

Aggregate Option Exercises and Year-End Values

The following table sets forth certain information with respect to any options exercised in fiscal year 2002 by the Named Executive Officers, the value realized upon such exercises (if any), and the value of options held by such officers at the fiscal year end based upon the closing price of the Company's Common Stock on March 31, 2002.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION/SAR VALUES

	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year End		Value of Unexercised, In-the-Money Options at Fiscal Year End ($)(1)	
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Robert W. Howe	—	—	—	—
William H. Gallagher	—	—	—	—
Paul K. McGrath	120,000	—	N/A	N/A
Peter A. Cahill	273,000	—	$256,690	N/A
Erik C. Golz	20,000	130,000	N/A	$45,000

(1) Amounts calculated by subtracting the exercise price of the options from the fair market value of the underlying Common Stock as quoted on The Nasdaq Stock Market of $2.2400 per share on March 31, 2002, multiplied by the number of shares underlying the options, and do not reflect amounts that may be actually received by the Named Executive Officers upon exercise of options.

Employment Arrangements

The Company has entered into employment agreements (the "Agreements") with each of its Named Executive Officers. The Agreements set forth the base salaries of each such executive officer and such officer's entitlement to participate in the Company's standard benefits package generally available for all other officers of the Company similarly situated. Generally, these officers are entitled to a cash severance payment upon termination by the Company of their employment without "cause" or upon termination by the officer of his employment for any reason following a "change of control" (as defined in the Agreements). Such lump-sum severance payment is equal to 12 months' salary at the officer's then current base rate, payable in the same manner as such salary was payable during the period of such employee's employment. In addition, upon a change of control, the Company is obligated to continue the employee's health benefits for a 12-month period from the date of such change of control.

The Agreements also include certain restrictive covenants for the benefit of the Company relating to non-disclosure by the officer of the Company's confidential business information and the Company's right to inventions and technical improvements made by the officer. The Agreements also contain a provision prohibiting the officer from soliciting employees or customers of the Company for a period of two years after any termination of the officer's employment.

Compensation Committee Report on Executive Compensation

This report is submitted by the Compensation Committee. The Compensation Committee during fiscal year 2002 was comprised of Messrs. Raymond and Hodgson, both of whom are non-employee directors. Pursuant to authority delegated by the Board of Directors, the Compensation Committee is responsible for reviewing and administering the Company's stock plans and reviewing and approving compensation matters concerning the executive officers, employees and consultants of the Company.

Overview and Philosophy. The Company uses its compensation program to achieve the following objectives:

- To provide compensation that attracts, motivates and retains the talented, high caliber officers and employees to achieve the Company's strategic objectives, as determined by the Board of Directors.

- To align the interest of officers with the success of the Company.

- To align the interest of officers with stockholders by including long-term equity incentives.

- To increase the long-term profitability of the Company and, accordingly, increase stockholder value.

Compensation under the executive compensation program is comprised of cash compensation in the form of base salary, annual cash incentive bonuses, and long-term incentive awards in the form of stock option grants. It is the Compensation Committee's objective to have a portion of each officer's cash compensation contingent upon the achievement of specific predetermined corporate objectives as well as upon each officer's individual level of performance. In addition, the compensation program includes various other benefits, including medical and insurance plans, the Company's 401(k) Plan, and the 1998 Employee Stock Purchase Plan, which plans are generally available to all employees of the Company.

The principal factors which the Compensation Committee considered with respect to each officer's compensation package for the fiscal year ended March 31, 2002 are summarized below. The Compensation Committee may, however, in its discretion, apply different or additional factors in making decisions with respect to executive compensation in future years.

Base Salary. Compensation levels for each of the Company's officers, including the Chief Executive Officer, are generally set within the range of salaries that the Compensation Committee believes are paid to officers with comparable qualifications, experience and responsibilities at similar companies. In setting compensation levels, the Compensation Committee takes into account such factors as (i) the Company's past performance and future expectations, (ii) individual performance and experience and (iii) past salary levels. The Compensation Committee does not assign relative weights or rankings to these factors, but instead makes a determination based upon the consideration of all of these factors as well as the progress made with respect to the Company's long-term goals and strategies.

Fiscal 2002 base salaries were determined by the Compensation Committee after considering the base salary level of the officers in prior years, and taking into account for each officer the amount of base salary as a component of total compensation. Base salary, while reviewed annually, is only adjusted as deemed necessary by the Compensation Committee in determining total compensation for each officer. Base salary levels for each of the Company's officers, other than the Chief Executive Officer, were also based in part upon evaluations and recommendations made by the Chief Executive Officer.

Bonus Compensation. For fiscal 2002, performance objectives were set on a quarterly basis. Bonus compensation for executives is based on the Company's achievement of predetermined corporate objectives.

Long-Term Incentive Compensation. The Compensation Committee believes that stock option participation aligns officers' interests with those of the stockholders. In addition, the Compensation Committee believes that equity ownership by officers helps to balance the short-term focus of annual incentive compensation with a longer-term view and may help to retain key executive officers. Long-term incentive compensation, in the form of stock options, allows the officers to share in any appreciation in the value of the Company's Common Stock. The Committee generally grants options that become exercisable over a four-year period as a means of encouraging executives to remain with the Company and promote its success. The Company has also granted options which vest in equal annual installments over three years. In certain cases, the Committee has provided that the vesting schedule of certain options granted to officers may be accelerated upon the achievement by the officer or the Company of certain performance goals. In general, the Compensation Committee awards executives of the Company stock options with exercise prices equal to the market price of the Common Stock on the date of grant. As a result, executives will benefit from these stock option grants only to the extent that the price of the Company's Common Stock increases and the Company's stockholders have also benefited.

When establishing stock option grant levels, the Compensation Committee considers general corporate performance, the Chief Executive Officer's recommendations, level of seniority and experience, existing levels of stock ownership, previous grants of stock options, vesting schedules of outstanding options and the current stock price.

It is the standard policy of the Company to make an initial stock option grant to executive officers at the time they commence employment consistent with the number of options granted to executive officers within and without the industry at similar levels of seniority. In addition, the Compensation Committee may from time-to-time make performance-based grants as it deems appropriate. In making such performance-based grants, the Compensation Committee considers individual contributions to the Company's financial, operational and strategic objectives.

While it has been the philosophy of the Compensation Committee to grant options to the executive officers, Messrs. Howe and Gallagher have not received equity compensation due to their levels of stock ownership.

Other Benefits. The Company also has various broad-based employee benefit plans. Executive officers participate in these plans on the same terms as eligible, non-executive employees, subject to any legal limits on the amounts that may be contributed or paid to executive officers under these plans. The Company offers a stock purchase plan, under which employees may purchase Common Stock at a discount, and a 401(k) plan, which allows employees to invest in a wide array of funds on a pre-tax basis. The Company also maintains insurance and other benefit plans for its employees, including executive officers of the Company.

Chief Executive Officer Compensation. For the fiscal years ended March 31, 2002 and 2001, the Company's Chief Executive Officer, Robert W. Howe, received a base salary of $350,000. The base salary is believed by the Committee to be consistent with the range of salary levels received by executives in a similar capacity in companies of comparable size and stage of development. Mr. Howe received bonus compensation of $26,250, which was awarded to set Mr. Howe's total compensation package at a level commensurate with that of other executives in an equivalent position, with an equivalent level of responsibility, experience and importance to the Company.

Deductibility of Executive Compensation. In general, under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the Company cannot deduct, for federal income tax purposes, compensation in excess of

$1,000,000 paid to any of the Named Executive Officers. This deduction limitation does not apply, however, to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. The Company has considered the limitations on deductions imposed by Section 162(m) of the Code, and it is the Company's present intention that, for so long as it is consistent with its overall compensation objectives, substantially all tax deductions attributable to executive compensation will not be subject to the deduction limitations of Section 162(m) of the Code.


Respectfully Submitted by the
Compensation Committee:

George F. Raymond
David C. Hodgson


Compensation Committee Interlocks and Insider Participation

Messrs. Raymond and Hodgson, both non-employee directors, comprise the Compensation Committee of the Board of Directors. No person who served as a member of the Compensation Committee was, during the fiscal year ended March 31, 2002, an officer or employee of the Company, was formerly an officer of the Company, or had any relationship requiring disclosure herein. Except for Messrs. Howe and Gallagher, no executive officer of the Company served as a member of the compensation committee (or other committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of the Company. Messrs. Howe and Gallagher each currently serves as a director on the board of directors of Lee Kennedy Co., Inc., of which Mr. Kennedy is Chairman and Chief Executive Officer.

Compensation of Directors

Directors who are not employees of the Company, who currently consist of Messrs. Kennedy, Hodgson, Raymond and Driscoll, receive an annual retainer fee of $10,000 and a fee of $750 for attending regular meetings of the Board of Directors and for meetings of any committees of the Board of Directors on which they serve, if such meetings are held separately. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in attending such meetings. Outside Directors are also eligible for participation in the 1997 Plan.

On August 21, 2001, the disinterested members of the Company's Board of Directors voted to grant a non-qualified stock option to purchase 5,000 shares of the Company's common stock at an exercise price of $2.01 per share under the Company's Amended and Restated 1997 Stock Option Plan, as amended, to each of Messrs. Hodgson, Kennedy, Raymond and Driscoll in connection with their respective service as a Director to the Company. The foregoing options were fully vested upon grant.


12


STOCK PERFORMANCE GRAPH

The following graph compares the percentage change in the cumulative total stockholder return on the Company's Common Stock during the period from the Company's initial public offering on May 21, 1998 through March 31, 2002, with the cumulative total return of the Nasdaq Market Index and a SIC Index that includes organizations in the Company's Standard Industrial Classification code number 7374, Services — Computer Processing & Data Preparation ("SIC Index"). The comparison assumes $100 was invested on May 21, 1998 at the $13.00 initial offering price in the Company's Common Stock and in each of the foregoing indices and assumes dividends, if any, were reinvested.

Comparison of Cumulative Total Return Among Atlantic Data Services, Inc.,
Nasdaq Market Index and SIC Index(1)(2)



	5/22/1998	3/31/1999	3/31/2000	3/31/2001	3/31/2002
Atlantic Data Services, Inc.	100.00	31.86	86.27	20.59	17.64
SIC Index	100.00	291.98	184.50	29.54	28.90
Nasdaq Market Index	100.00	139.69	257.24	105.88	107.20

---

(1)   Prior to May 21, 1998 the Company's Common Stock was not publicly traded. Comparative data is provided only for the period since that date. This graph is not "soliciting material," is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(2)   The stock price information shown on the graph is not necessarily indicative of future price performance. Information used on the graph was obtained from Media General Financial Services, a source believed to be reliable, but the Company is not responsible for any errors or omissions in such information.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has contracted with the J. Barry Driscoll Insurance Agency for insurance coverage for certain of the Company's executive officers and for certain corporate policies. J. Barry Driscoll, the Chairman of the Board of Directors of J. Barry Driscoll Insurance Agency, is the brother of Richard D. Driscoll, a Director of the Company. The aggregate cost of the insurance coverage provided through the J. Barry Driscoll Insurance Agency to the Company in fiscal 2002 was $51,412.

The Company believes the transactions set forth above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Company has a policy whereby all transactions between the Company and its officers, directors and affiliates will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and will be approved by a majority of the disinterested members of the Board of Directors.

On August 21, 2001, the disinterested members of the Company's Board of Directors voted to grant a non-qualified stock option to purchase 5,000 shares of the Company's common stock at an exercise price of $2.01 per share under the Company's Amended and Restated 1997 Stock Option Plan, as amended, to each of Messrs. Hodgson, Kennedy, Raymond and Driscoll in connection with their respective service as a Director to the Company. The foregoing options were fully vested upon grant.

PROPOSAL 2
RATIFICATION OF SELECTION OF AUDITORS

Subject to ratification by the stockholders, the Board of Directors has selected the firm of PricewaterhouseCoopers LLP, independent certified accountants, to serve as auditors for the fiscal year ending March 31, 2003. It is expected that a member of the firm of PricewaterhouseCoopers LLP will be present at the Annual Meeting with an opportunity to make a statement if so desired and will be available to respond to appropriate questions from the Company's stockholders. The ratification of this selection is not required under the laws of the Commonwealth of Massachusetts, where the Corporation is incorporated, but the results of this vote will be considered by the Board of Directors in selecting auditors for future fiscal years.

Independent Auditors Fees

The Company retained PricewaterhouseCoopers LLP ("PWC") to audit the consolidated financial statements for fiscal 2002. The aggregate fees billed for professional services by PWC in fiscal 2002 for these services were:

Audit Fees: $80,750 for services rendered for the annual audit of the Company's consolidated financial statements for 2002 and the quarterly reviews of the financial statements included in the Company's Form 10-Q.

Financial Information Systems and Design Implementation Fees: $0.00

All Other Fees: The aggregate fees billed by PWC for services other than those described above for the fiscal year ended March 31, 2002 were $160,559 ($42,000 of which was paid for services rendered for the audit performed in connection with the Company's acquisition of EarningsInsights ("EI"), $32,904 of which was paid for valuation services rendered in connection with the purchase price allocation of EI and $85,655 of which was paid for services rendered in connection with the preparation of the Company's Federal and State income tax returns and other tax related services).

The Company's Board of Directors considered the effect of PWC's performance of the foregoing non-audit related services on PWC's independence as the Company's outside auditor prior to the engagement of PWC for the performance of such services, and the Company's Audit Committee has subsequently ratified the engagement of PWC for the performance of such services and determined that the provision of such services was compatible with maintaining PWC's independence.

Although the Company expects to continue to retain PWC for audit services, the Company's managers make all management decisions and are responsible for establishing and maintaining the Company's system of internal accounting controls.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A
VOTE "<u>FOR</u>" THE RATIFICATION OF THIS SELECTION**

16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and holders of more than 10% of the Company's Common Stock (collectively, the "Reporting Persons") to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock of the Company. Such persons are required by regulations of the Commission to furnish the Company with copies of all such filings. Based solely on its review of the copies of such filings received by it with respect to the period ended March 31, 2002, the Company believes that all Reporting Persons complied with Section 16(a) filing requirements in the period ended March 31, 2002, with the exception of one late Form 4 filing for Mr. Driscoll.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the Annual Meeting of Stockholders for the fiscal year ended March 31, 2003 must be received no later than the close of business on February 26, 2003 at the Company's principal executive offices in order to be included in the Company's proxy statement for that meeting. In order to curtail controversy as to the date on which a proposal was received by the Company, it is suggested that proponents submit their proposals by Certified Mail, Return Receipt Requested to Atlantic Data Services, Inc., One Batterymarch Park, Quincy, Massachusetts 02169, Attention: Clerk.

Under the Company's by-laws, stockholders who wish to make a proposal at the Annual Meeting of Stockholders for the fiscal year ended March 31, 2003, other than one that will be included in the Company's proxy materials, must notify the Company no earlier than the close of business on March 28, 2003 and no later than April 28, 2003. If a stockholder who wishes to present a proposal fails to notify the Company by April 28, 2003, the stockholder would not be entitled to present the proposal at the meeting. If, however, notwithstanding the requirements of the Company's by-laws, the proposal is brought before the annual meeting of stockholders, then under the proxy rules of the Securities and Exchange Commission (the "SEC"), the proxies solicited by management with respect to the next annual meeting of stockholders will confer discretionary voting authority with respect to the stockholder's proposal on the persons selected by management to vote the proxies. If a stockholder makes a timely notification, the persons appointed as proxies may still exercise discretionary voting authority under circumstances consistent with the SEC's proxy rules.

INCORPORATION BY REFERENCE

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any filing by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, the sections of the Proxy Statement entitled "Audit Committee Report," "Compensation Committee Report on Executive Compensation" and "Stock Performance Graph" shall not be deemed to be so incorporated, unless specifically otherwise provided in any such filing.

EXPENSES AND SOLICITATION

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company's directors, officers and regular employees, without additional remuneration, may solicit proxies in person or by telephone or telegraph. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs. Solicitation by officers and employees of the Company may also be made of some stockholders in person or by mail, telephone or telegraph following the original solicitation.

The contents and the sending of this Proxy Statement has been approved by the Board of Directors of the Company.

PROXY

ATLANTIC DATA SERVICES, INC.

One Batterymarch Park
Quincy, MA 02169

THIS PROXY IS SOLICITED ON BEHALF OF THE COMPANY'S BOARD OF DIRECTORS

The undersigned holder of Common Stock of Atlantic Data Services, Inc., a Massachusetts corporation (the "Company"), hereby appoints Robert W. Howe and William H. Gallagher, and each of them, as proxies for the undersigned, each with full power of substitution, for and in the name of the undersigned to act for the undersigned and to vote, as designated on the reverse side of this proxy card, all of the shares of Common Stock of the Company that the undersigned is entitled to vote at the Company's 2002 Annual Meeting of Stockholders, to be held on Thursday, July 25, 2002, at 8:30 a.m., local time, at the Boston College Club, 100 Federal Street, Boston, Massachusetts 02110, and at any postponements or adjournments thereof.

PLEASE DETACH AND MAIL IN THE ENVELOPE PROVIDED

| **SEE REVERSE SIDE** | **CONTINUED AND TO BE SIGNED ON REVERSE SIDE** | **SEE REVERSE SIDE** |

ATLANTIC DATA SERVICES, INC.
C/O EQUISERVE
P.O. BOX 43068
PROVIDENCE, RI 02940

DETACH HERE   ZATCC1

Please mark
[X] votes as in
this example.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE DIRECTOR NOMINEES LISTED FOR PROPOSAL (1) AND A VOTE FOR PROPOSAL (2).

1. To elect two (2) directors to Class I of the Company's Board of Directors, each to serve for a term of three years or until his successor is elected and qualified.

    Nominees: (01) David C. Hodgson and
                          (02) Richard D. Driscoll

    FOR   WITHHELD
    ALL   □   □   FROM ALL
    NOMINEES   NOMINEES

    □_____
    (INSTRUCTION: To withhold authority to vote for any individual
    nominee, write that nominee's name on the space provided above.)

2. To ratify the selection of the firm of PricewaterhouseCoopers LLP, independent public accountants, as auditors for the fiscal year ending March 31, 2003.

    FOR   □   AGAINST □   ABSTAIN □

3. To transact such other business as may properly come before the meeting or any postponements or adjournments thereof.

    MARK HERE IF YOU PLAN TO ATTEND THE MEETING   □

    MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT   □

    THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES LISTED HEREIN AND "FOR" PROPOSAL (2).

    Please mark, sign and date this proxy card and promptly return it in the envelope provided. No postage necessary if mailed within the United States.

Signature: _____ Date: _____ Signature: _____ Date: _____